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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 16)*


                            ASARCO INCORPORATED
                              (Name of Issuer)


                      Common Stock, without par value
                       (Title of Class of Securities)


                                 043413103
                               (CUSIP Number)


      David M. Munro                Copy to:  Allan M. Chapin
      M.I.M. Holdings Limited                 Sullivan & Cromwell
      M.I.M. Plaza                            250 Park Avenue
      410 Ann Street                          New York, NY 10177
      Brisbane, Queensland 4000               (212) 558-4000
      Australia (011) 617-833-8000
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                            October 12, 1994
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- --------------------
CUSIP NO. 043413103
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M.I.M. Holdings Limited (None)
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]

                                                      (b)  [ X ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      N/A
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Queensland, Australia
- ------------------------------------------------------------
                   7.    SOLE VOTING POWER
  NUMBER OF             10,353,363
    SHARES  ----------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
  OWNED BY
    EACH          ----------------------------------------
 REPORTING         9.    SOLE DISPOSITIVE POWER
   PERSON               10,353,363
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER

- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        10,353,363
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        Approximately 24.7%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      HC, CO
- ------------------------------------------------------------

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            This Amendment No. 16 amends in its entirety the Statement on
Schedule 13D filed by M.I.M. Holdings Limited, a corporation organized under the laws of the State of Queensland, Commonwealth of Australia ("MIM"), with the Securities and Exchange Commission on July 26, 1981, as amended on August 18, September 2 and September 24, 1981, January 19, March 19, June 8 and June 22, 1982, September 4, September 30, October 10, and October 31, 1985, October 2, 1987, September 26 and December 24, 1990 and July 16, 1993 (as so amended, the "Statement"), with respect to shares of Common Stock, without par value (the "Common Stock"), of ASARCO Incorporated, a New Jersey corporation (the "Issuer").

Item 1.  Security and Issuer.

            The class of equity securities to which the Statement relates is the Common Stock of the Issuer. The Issuer has its principal executive offices at 180 Maiden Lane, New York, New York 10038.

Item 2.  Identity and Background.

            This Amendment No. 16 to the Statement is being filed by MIM, which has its principal executive office and principal business address at M.I.M. Plaza, 410 Ann Street, Brisbane, Queensland 4000, Australia. MIM is principally engaged in the production and processing of minerals and metals, including copper, silver, gold, lead, zinc and coal.

            The name, business address, present principal occupation and citizenship of each executive officer and director of MIM are set forth on Appendix A hereto.

            During the last five years MIM has not, and to the best knowledge of MIM none of its executive officers or directors have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            As of the date hereof, an aggregate of 10,353,363 shares (the "Shares") of Common Stock of the Issuer had been

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purchased by MIM.  The aggregate purchase price (including commissions) of such purchases was $342,319,060. The full amount of such aggregate purchase price was provided out of the available working capital of MIM.

Item 4.  Purpose of Transaction.

            MIM acquired the Shares prior to 1986 as an investment and to increase the Australian ownership of MIM. MIM and the Issuer entered into a Stock Purchase Agreement, dated as of June 24, 1981, which was amended and supplemented by agreements between MIM and the Issuer dated September 29, 1985, September 14, 1987, September 10, 1990 and July 1, 1993 (as so amended and supplemented, the "Agreement"). A description of the Agreement is set forth in Item 6 hereof. The Agreement is incorporated by reference herein. Under the Agreement, MIM has the right to require the Issuer, under certain conditions, to register 1,000,000 or more of the Shares under the Securities Act of 1933 should MIM wish to sell such shares.

            MIM is continuously evaluating its present and future interests in, and intentions with respect to, the Issuer. Also, MIM has decided to follow a strategy of concentrating on core businesses over which it has direct control and which are low cost producers of the core products in those businesses. Pursuant to the Agreement, on October 12, 1994, at MIM's request the Issuer filed a registration statement with the Securities and Exchange Commission to register all of the Shares. Subject to the Agreement, when such registration statement is declared effective, MIM may sell some or all of the Shares in a registered public offering and may sell registered Shares directly to other purchasers or through agents. It is currently proposed that, subject to market conditions, the sale be by way of a broad distribution in accordance with the Agreement. Also MIM may, at any time, decide not to dispose of any or all of the Shares or to purchase additional shares of Common Stock.

            Other than as discussed above, MIM currently has no plans to effect:

      (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (b) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

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      (c)   any change in the present Board of Directors or management of the Issuer, including any change in the number or term of directors or the filling of any vacancies on the Board of Directors;

      (d) any material change in the present capitalization or dividend policy of the Issuer;

      (e) any other material change in the Issuer's business or corporate structure;

      (f) any change in the Issuer's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Issuer by any person;

      (g) the delisting of any class of securities of the Issuer from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (h) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (i)   any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

            As of the date of this Amendment No. 16 to the Statement, MIM beneficially owns 10,353,363 shares of Common Stock, or approximately 24.7% of the 41,946,555 shares of Common Stock outstanding as of August 31, 1994. MIM has the sole power to vote and to dispose of the Shares. As of the date of this Amendment No. 16, Mr. Norman Fussell, Managing Director and Chief Executive Officer of MIM, owns 500 shares of the Common Stock and
Peter Rowland, a director of MIM, owns 1,100 shares of the Common Stock. MIM expressly disclaims beneficial ownership of such shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with respect to Securities of the Issuer.

            Pursuant to the Agreement, MIM has the right to designate two nominees to the Issuer's Board of Directors so long as MIM owns more than 6,500,000 shares of Common Stock,

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adjusted for stock dividends or stock splits and so long as such ownership constitutes more than 10% of the Common Stock. Pursuant to the Agreement, at MIM's request the Issuer's management has recommended to the Issuer's Board of Directors that Mr. Fussell and Mr. Rowland be included in the slate of nominees recommended by the Issuer's Board of Directors to the Issuer's shareholders for election as directors of the Issuer. Currently, Mr. Fussell and Mr. Rowland serve as directors of the Issuer. Also pursuant to the Agreement, the Issuer has the right to designate two nominees to MIM's Board of Directors so long as the Issuer owns more than 241,718,641 MIM common shares, adjusted for stock dividends, stock splits and rights offers and so long as such ownership constitutes more than 10% of MIM's outstanding common shares. Pursuant to the Agreement, MIM's management is required to recommend to MIM's Board of Directors that it take all necessary action so that such nominees be elected to the Board of Directors of MIM. The Issuer currently owns sufficient shares of MIM to exercise this right but has advised MIM that it does not currently intend to exercise this right.

            Also pursuant to the Agreement, MIM has agreed, subject to certain exceptions, to limit its beneficial ownership of the Common Stock to 33-1/3% of the outstanding shares of Common Stock until such date (the "Expiration Date") as shall be designated by MIM or the Issuer at such party's sole discretion on twelve months' prior written notice to the other party's chief executive officer; the Issuer has agreed to limit its ownership of MIM's common shares to 40% for the same period.

            The Issuer and MIM have also agreed, pursuant to the Agreement, not to authorize or otherwise amend their organizational documents to provide for the authorization of, or issue, voting securities which would adversely affect in a discriminatory manner the voting rights of the other party so long as the party in whose benefit such covenant runs owns 10% of the voting securities of the other party.

            The Issuer and MIM have also agreed, pursuant to the Agreement, that prior to any sale, exchange, transfer or other disposition of any shares of the other party owned by the Issuer or MIM, as the case may be, to meet to consult and discuss in good faith for a period of (except in certain circumstances) no less than 30 days the effects of such proposed disposition.

            Under the Agreement, with respect to shares of Common Stock purchased by MIM between June 24, 1981 and

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December 31, 1982 (which shares constitute 4,938,400 shares of Common
Stock), MIM must provide the Issuer with prior written notice of any proposed sale or transfer of 1,000,000 or more shares in a single transaction, a group of selected transactions or pursuant to a program of transactions, unless such proposed sale or transfer is pursuant to an underwritten public offering or to a subsidiary of MIM. The Issuer has the right to purchase all of the shares of Common Stock set forth in such notice at the price set forth in such notice for 90 days after receipt by the Issuer of such notice. The provisions of the Agreement described in this paragraph are subject to the Expiration Date.

            Also, under the Agreement, MIM has the right to require the Issuer, under certain conditions, to register 1,000,000 or more of the Shares under the Securities Act of 1933 should MIM wish to sell such Shares. The Issuer has, at MIM's request, registered all of the Shares.

Item 7.  Material to be Filed as Exhibits.

Exhibit                 Description

   *         Stock Purchase Agreement, dated
             as of June 24, 1981, between MIM
             and the Issuer

   *         Agreement, dated as of September 29,
             1985, between MIM and the Issuer

   * Agreement, dated as of September 14, 1987, between MIM and the Issuer

   * Agreement, dated as of September 10, 1990, between MIM and the Issuer

   *         Agreement, dated as of July 1, 1993,
             between MIM and the Issuer




























*    Previously filed

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                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 1994              M.I.M. Holdings Limited


                                    By:   /s/ N.C. Fussell
                                          Name:  N.C. Fussell
                                          Title: Managing Director and
                                                 Chief Executive Officer

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                                  ANNEX A
                      Executive Officers and Directors
                                     of
                          M.I.M. Holdings Limited

The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of M.I.M. Holdings Limited ("MIM") and the name, principal business and address of any corporation or organization in which such employment is conducted.  Unless otherwise indicated, the business address of each of the following persons is c/o M.I.M. Holdings Limited, M.I.M.

Plaza, 410 Ann Street, Brisbane, Queensland 4000, Australia.  Unless

otherwise indicated, each of the following persons is a citizen of the

Commonwealth of Australia.



 R. B. Vaughan A.O.                    Chairman and Member of the
 147 Pentecost Avenue                  Board of Directors of MIM
 Turramurra
 New South Wales 2074
 Australia

 E. D. Cameron                         Member of the Board of
 9 Illawarra Street                    Directors of MIM;
 Mosman                                Company Director
 New South Wales 2088
 Australia

 I. A. Deveson A.O.                    Member of the Board of
 Channel 7                             Directors of MIM;
 119 Wells Street                      Chairman Channel 7 Company;
 South Melbourne                       Director
 Victoria 3205
 Australia

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 N. Coldman-Fussell                    Member of the Board of
                                       Directors of MIM and
                                       Managing Director and Chief
                                       Executive Officer of MIM

 J. Middlin A.M.                       Member of the Board of
                                       Directors of MIM; Company
                                       Director

 P. R. Rowland                         Member of the Board of
 c/o Feez Ruthning                     Directors of MIM;
 Riverside Centre                      Consultant to Feez Ruthning
 123 Eagle Street                      (solicitors and notaries);
 Brisbane, Queensland 4000             Company Director
 Australia

 A. Turnbull                           Member of the Board of
 81 Bay Street                         Directors of MIM;
 Beauty Point                          Company Director
 Mosman, Sydney
 NSW 2008
 Australia

 L. E. Tutt                            Member of the Board of
 Bowater Industries                    Directors of MIM;
 Australia Limited                     Chairman and Chief
 Level 13,                             Executive
 131 Macquarie Street                  Bowater Industries
 Sydney, New South Wales               Australia
 2000
 Australia

 J.S.H. Fitton                         Executive General Manager
                                       and Chief Financial Officer
                                       of MIM

 I. A. Goddard                         Managing Director of
 Highlands Gold Limited                Highlands Gold
 P. O. Box 1486
 Port Moresby, Papua
 New Guinea

 D. M. Munro                           Secretary and General
                                       Counsel of MIM

 P.J. Slaughter                        Executive General Manager -
                                       Lead and Zinc of MIM

 B. J. K. Sullivan                     Executive General Manager -
 c/o Mount Isa Mines                   Isa Services
 Limited
 Mount Isa, Queensland 4825
 Australia
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 T. White                              Executive General Manager -
                                       Coal of MIM

 P. J. Wright                          Executive General Manager -
                                       Corporate Development of
                                       MIM

 J. E. Catterall                       Executive General Manager -
                                       Corporate Services of MIM

 J. McFadden                           Executive General Manager -
                                       Copper of MIM

 R.S.H. Fardon                         Executive General Manager -
                                       Mineral Resources of MIM